Nicholas J Johnson
Hellman and Schofield (Pty) Ltd
102 Colin Street
West Perth
Western Australia

CERTIFICATE OF THE AUTHOR OF 'THE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON TANZANIAN ROYALTY EXPLORATION CORPORATION'S BUCKREEF GOLD PROJECT IN TANZANIA BY VENMYN RAND (PTY) LIMITED'

I, Nicholas J Johnson do hereby certify that:-

1. I am a geologist in the full-time employment of Hellman and Schofield (Pty) Ltd

   102 Colin Street
   West Perth
   Western Australia

2. I am a graduate in Geology with a Bachelor of Science (Hons) degree from La Trobe University 1988.

   I am a member/fellow of the Australian Institute of Geosciences.

3. I have practiced my profession continuously since graduation;
4. I have visited the project in November 2004;
5. I have read the definition of 'Qualified Person' as set out in NI43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a 'Qualified Person' for the purposes of NI43-101;
6. I have had no prior involvement with the properties that are the subject of the Technical Report;
7. I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;
8. I am responsible for the Mineral Resource Section (Section 18) of the Technical Report entitled "The National Instrument 43-101 Technical Report On Tanzanian Royalty Exploration Corporation's Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited';
9. At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;
10. I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th June 2011 at Eastwood, Perth Australia.

N.J. Johnson
B. Sc. (Geol.),
AIG